# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Legato Merger Corp. IV, CIK 0002087450
CUSIP: G7318R105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 777 THIRD AVENUE, 37TH FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 01/26/2026
Filed by CIK 0001219603
Persons authorized to receive notices and communications: Eric Rosenfeld, 777 Third Avenue, 37th Floor, New York, New York (NY), 10017, 212-319-7676

## Reporting persons
- ROSENFELD ERIC (CIK 0001219603): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,788,217; shared voting power 0; sole dispositive power 2,788,217; shared dispositive power 0; aggregate amount beneficially owned 2,788,217 (8.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Legato Merger Corp. IV
Address of issuer's principal executive offices: 777 THIRD AVENUE, 37TH FLOOR, NEW YORK, New York (NY), 10017

## Item 2. Identity and Background
Name of person filing: The reporting person is Eric Rosenfeld.
Residence or business address: Mr. Rosenfeld's business address is c/o Legato Merger Corp. IV, 777 Third Avenue, 37th Floor, New York, New York, 10017
Present principal occupation or employment: Mr. Rosenfeld is Legato Merger Corp. IV's (the "Issuer") Chief SPAC Officer and President and Chief Executive Officer of Crescendo Partners, L.P.
Criminal convictions in the last five years: Mr. Rosenfeld has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Mr. Rosenfeld has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Rosenfeld is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds used by Mr. Rosenfeld to acquire the securities reported on in this Schedule 13D was personal funds. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
In September 2025, Mr. Rosenfeld acquired an aggregate of 7,666,667 ordinary shares (?founder shares?) in exchange for a total capital contribution of $25,000. Thereafter, he transferred certain shares to other holders leaving him with an aggregate of 2,782,617 founder shares.

On January 26, 2026, the Issuer consummated its initial public offering (?IPO?) of 23,000,000 of its units (?Units?), including 3,000,000 Units subject to the underwriters? over-allotment option. Each Unit consists of one ordinary share of the Issuer and one-third of one redeemable warrant (?Warrant?), with each Warrant entitling the holder to purchase one ordinary share for $11.50. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $230,000,000.

Simultaneously with the consummation of the IPO, the Issuer consummated the private placement (?Private Placement?) of 550,000 units (?Private Placement Units?) at a price of $10.00 per Private Placement Unit, generating total proceeds of $5,500,000. Mr. Rosenfeld purchased 5,600 Private Placement Units in such Private Placement. The Private Placement Units are identical to the Units included in the Units sold in the IPO. Mr. Rosenfeld agreed not to transfer, assign, or sell any of the Private Placement Units (or underlying securities) he purchased (except to certain transferees) until the completion of the Issuer?s initial business combination.

Mr. Rosenfeld is the Chief SPAC Officer of the Issuer and has beneficial ownership of approximately 8.9% of the outstanding ordinary shares of the Issuer. Mr. Rosenfeld may later acquire additional securities of the Issuer including upon exercise of the Warrants included in the Private Placement Units purchased by him as described above. Any actions Mr. Rosenfeld might undertake with respect to the ordinary shares may be made at any time and from time to time without prior notice and will be dependent upon his review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer?s business, financial condition, operations and prospects; price levels of the Issuer?s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to him personally.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, Mr. Rosenfeld does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer?s business or corporate structure;
(g) Changes in the Issuer?s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Aggregate number of ordinary shares beneficially owned by Mr. Rosenfeld is 2,788,217, representing approximately 8.9% of the Issuer?s outstanding ordinary shares. This amount does not include an aggregate of 1,867 ordinary shares issuable upon exercise of Warrants included in the Private Placement Units purchased by Mr. Rosenfeld described above, which Warrants are not exercisable within 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: 2,788,217
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 2,788,217
Shares power to dispose or to direct the disposition of: 0
Transactions in the class effected during the past sixty days: During the 60 days preceding the date of this report, Mr. Rosenfeld has not effected any transactions in the Issuer?s ordinary shares except as described in Item 4 above.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not appliable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Rosenfeld is party to a Registration Rights Agreement, dated January 22, 2026, by and among the Issuer, the initial shareholders of the Issuer (including Mr. Rosenfeld) and certain other parties thereto (?Registration Rights Agreement?) and a Letter Agreement, dated January 22, 2026, by and among the Issuer, Mr. Rosenfeld and certain other parties thereto (?Insider Letter Agreement?).

Pursuant to the Registration Rights Agreement, the initial shareholders, including Mr. Rosenfeld, and the other parties thereto are entitled to registration rights for the securities held by them. The holders of a majority of these securities are entitled to make up to three demands that the Issuer register such securities. In addition, the holders have certain ?piggy-back? registration rights with respect to registration statements filed subsequent to consummation of the Issuer?s initial business combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Pursuant to the Insider Letter Agreement, Mr. Rosenfeld agreed, among other things, to vote all shares owned by him, subject to applicable securities laws, in favor of a proposed business combination, not to sell or transfer any founder shares or Private Placement Units, subject to certain exceptions, until certain periods of time set forth in the Insider Letter Agreement and that he would not seek redemption rights with respect to any founder shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
https://www.sec.gov/Archives/edgar/data/2087450/000182912626000540/legatomerger4_ex10-2.htm

https://www.sec.gov/Archives/edgar/data/2087450/000182912626000540/legatomerger4_ex10-5.htm

## Signatures
- ROSENFELD ERIC: /s/ Eric Rosenfeld, Eric Rosenfeld, an individual (02/03/2026)